UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            MARVEL ENTERPRISES, INC.
                            -----------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
       8% Cumulative Convertible Preferred Stock, Par Value $.01 Per Share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                             Common Stock: 57383M108
                           Preferred Stock: 57383M207
                           --------------------------
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 17, 2003
                      -------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box | |.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).

                          Continued on following pages
                               Page 1 of 16 Pages
                             Exhibit Index: Page 15

CUSIP No. (Common Stock): 57383M108                           Page 2 of 16 Pages
CUSIP No. (Preferred Stock): 57383M207


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MHR INSTITUTIONAL PARTNERS LP

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                    a. [ ]
                                                    b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

               [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                 Common Stock: 2,055,794
    Shares                                 Preferred Stock: 1,978,628

Beneficially               8        Shared Voting Power
 Owned By                                  0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                  Common Stock: 2,055,794
    With                                   Preferred Stock: 1,978,628

                           10       Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           Common Stock: 2,055,794
                                           Preferred Stock: 1,978,628

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                           [X]

13       Percent of Class Represented By Amount in Row (11)

                                           Common Stock: 3.27%
                                           Preferred Stock: 59.96%

14       Type of Reporting Person (See Instructions)

                  PN

-----------------------
** See Item 5.

CUSIP No. (Common Stock): 57383M108                           Page 3 of 16 Pages
CUSIP No. (Preferred Stock): 57383M207


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MHRM PARTNERS LP

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                 Common Stock: 218,393
    Shares                                 Preferred Stock: 210,195

Beneficially               8        Shared Voting Power
 Owned By                                  0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                  Common Stock: 218,393
    With                                   Preferred Stock: 210,195

                           10       Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           Common Stock: 218,393
                                           Preferred Stock: 210,195

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                           [X]

13       Percent of Class Represented By Amount in Row (11)

                                           Common Stock: 0.36%
                                           Preferred Stock: 6.37%

14       Type of Reporting Person (See Instructions)

                  PN

----------------------
**  See Item 5.

CUSIP No. (Common Stock): 57383M108                           Page 4 of 16 Pages
CUSIP No. (Preferred Stock): 57383M207


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MHR CAPITAL PARTNERS LP

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                    a. [ ]
                                                    b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                 Common Stock: 305,407
    Shares                                 Preferred Stock: 293,943

Beneficially               8        Shared Voting Power
 Owned By                                  0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                  Common Stock: 305,407
    With                                   Preferred Stock: 293,943

                           10       Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           Common Stock: 305,407
                                           Preferred Stock: 293,943

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                           [X]

13       Percent of Class Represented By Amount in Row (11)

                                           Common Stock: 0.50%
                                           Preferred Stock: 8.91%

14       Type of Reporting Person (See Instructions)

                  PN

---------------------
** See Item 5.

CUSIP No. (Common Stock): 57383M108                           Page 5 of 16 Pages
CUSIP No. (Preferred Stock): 57383M207


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MHR INSTITUTIONAL ADVISORS LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                    a. [ ]
                                                    b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5        Check if Disclosure of Legal Proceedings Is Required  Pursuant to Items
          2(d) or 2(e)

                 [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                 Common Stock: 2,274,187
    Shares                                 Preferred Stock: 2,188,823

Beneficially               8        Shared Voting Power
 Owned By                                  0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                  Common Stock: 2,274,187
    With                                   Preferred Stock: 2,188,823

                           10       Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           Common Stock: 2,274,187
                                           Preferred Stock: 2,188,823

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                           [X]

13       Percent of Class Represented By Amount in Row (11)

                                           Common Stock: 3.61%
                                           Preferred Stock: 66.33%

14       Type of Reporting Person (See Instructions)

                  OO
-------------------------

** See Item 5.

CUSIP No. (Common Stock): 57383M108                           Page 6 of 16 Pages
CUSIP No. (Preferred Stock): 57383M207


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MHR ADVISORS LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                    a. [ ]
                                                    b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                           [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                 Common Stock: 305,407
    Shares                                 Preferred Stock: 293,943

Beneficially               8        Shared Voting Power
 Owned By                                  0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                  Common Stock: 305,407
    With                                   Preferred Stock: 293,943

                           10       Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           Common Stock: 305,407
                                           Preferred Stock: 293,943

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                           [X]

13       Percent of Class Represented By Amount in Row (11)

                                           Common Stock: 0.50%
                                           Preferred Stock: 8.91%

14       Type of Reporting Person (See Instructions)

                  OO

------------------------

** See Item 5.

CUSIP No. (Common Stock): 57383M108                           Page 7 of 16 Pages
CUSIP No. (Preferred Stock): 57383M207


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MARK H. RACHESKY, M.D.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                    a. [ ]
                                                    b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                                           [ ]

6        Citizenship or Place of Organization

                  United States of America

                           7        Sole Voting Power
 Number of                                 Common Stock: 2,579,594
    Shares                                 Preferred Stock: 2,482,766

Beneficially               8        Shared Voting Power
 Owned By                                  0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                  Common Stock: 2,579,594
    With                                   Preferred Stock: 2,482,766

                           10       Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           Common Stock: 2,579,594
                                           Preferred Stock: 2,482,766

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                           [ ]

13       Percent of Class Represented By Amount in Row (11)

                                           Common Stock: 4.07%
                                           Preferred Stock: 75.24%

14       Type of Reporting Person (See Instructions)

                  IA; OO
-------------------------
** See Item 5.

                                                              Page 8 of 16 Pages





     This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the "Shares"), and 8% Cumulative Convertible Exchangeable Preferred Stock, par value $0.01 Per Share (the "Preferred Shares"), of Marvel Enterprises, Inc. (the "Issuer"). This Amendment No. 1 amends the initial statement on Schedule 13D, dated November 27, 2002 (the "Initial Statement"), filed by the Reporting Persons (as defined herein). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is amended as follows.

Item 1.  Security and Issuer

     This Statement relates to the Shares and Preferred Shares. The address of the principal executive office of the Issuer is 10 East 40th Street, New York, New York 10016.

Item 2.  Identity and Background

     This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

     (i)   MHR Institutional Partners LP ("Institutional Partners");

     (ii)  MHRM Partners LP ("MHRM");

     (iii) MHR Capital Partners LP ("Capital Partners");

     (iv)  MHR Institutional Advisors LLC ("Institutional Advisors");

     (v)   MHR Advisors LLC ("Advisors"); and

     (vi)  Mark H. Rachesky, M.D. ("Dr. Rachesky")

     This Statement relates to the Shares held for the accounts of Institutional Partners, Capital Partners and MHRM.

                              The Reporting Persons

     Institutional Partners, MHRM and Capital Partners are Delaware limited partnerships. The principal business of each of Institutional Partners, MHRM and Capital Partners is investment in securities.

     Institutional Advisors is a Delaware limited liability company and the general partner of Institutional Partners and MHRM. The principal business of Institutional Advisors is to provide management and advisory services to Institutional Partners and MHRM.

     Advisors is a Delaware limited liability company and the general partner of Capital Partners. The principal business of Advisors is to provide management and advisory services to Capital Partners.

     Dr. Rachesky is the managing member of Institutional Advisors and Advisors. The principal occupation of Dr. Rachesky, a United States citizen, is investment management.

                                                              Page 9 of 16 Pages

     Each Reporting Person's principal business address is 40 West 57th Street, 33rd Floor, New York, N.Y. 10019.

     During the past five years, none of the Reporting Person and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) been a party to any civil proceeding as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     The information set forth in Item 6 herein is hereby incorporated by reference into this Item 3.

     The securities held for the accounts of Institutional Partners, MHRM and Capital Partners may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares and Preferred Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.   Purpose of Transaction

     The information set forth in Item 6 herein is hereby incorporated by reference into this Item 4.

     The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer

     The information set forth in Item 6 herein is hereby incorporated by reference into this Item 5.

        According to information provided to the Reporting Persons from the Issuer, as of March 20, 2003, approximately 60,800,000 Shares and 3,300,000 Preferred Shares were outstanding.

        (a) (i) Institutional Partners may be deemed the beneficial owner of 1,978,628 Preferred Shares (approximately 59.96% of the total number of Preferred Shares outstanding). This number consists of 1,978,628 Preferred Shares held for its account. Institutional Partners may also be deemed the beneficial owner of 2,055,794 Shares (approximately 3.27% of the total number of Shares outstanding assuming the conversion of the 1,978,628 Preferred Shares held for its account). This number consists of 2,055,794 Shares issuable upon the conversion of the 1,978,628 Preferred Shares held for its account.

         (ii) MHRM may be deemed the beneficial owner of 210,195 Preferred Shares (approximately 6.37% of the total number of Preferred Shares outstanding). This number consists of 210,195 Preferred Shares held for its

                                                             Page 10 of 16 Pages

account.  MHRM  may  also  be deemed  the  beneficial  owner of  218,393  Shares
(approximately 0.36% of the total number of Shares outstanding assuming the conversion of the 210,195 Preferred Shares held for its account). This number consists of 218,393 Shares issuable upon the conversion of the 210,195 Preferred Shares held for its account.

         (iii) Capital Partners and Advisors may each be deemed the beneficial owner of 293,943 Preferred Shares (approximately 8.91% of the total number of Preferred Shares outstanding). This number consists of 293,943 Preferred Shares held for the account of Capital Partners. Capital Partners and Advisors may also be deemed the beneficial owner of 305,407 Shares (approximately 0.50% of the total number of Shares outstanding assuming the conversion of the 293,943 Preferred Shares held for the account of Capital Partners). This number consists of 305,407 Shares issuable upon the conversion of the 293,943 Preferred Shares held for the account of Capital Partners.

         (iv) Institutional Advisors may be deemed the beneficial owner of 2,188,823 Preferred Shares (approximately 66.33% of the total number of Preferred Shares outstanding). This number consists of A) 1,978,628 Preferred Shares held for the account of Institutional Partners and B) 210,195 Preferred Shares held for the account of MHRM. Institutional Advisors may also be deemed the beneficial owner of 2,274,187 Shares (approximately 3.61% of the total number of Shares outstanding assuming the conversion of 1,978,628 Preferred Shares held for the account of Institutional Partners and 210,195 Preferred Shares held for the account of MHRM). This number consists of A) 2,055,794 Shares issuable upon the conversion of the 1,978,628 Preferred Shares held for the account of Institutional Partners and B) 218,393 Shares issuable upon the conversion of the 210,195 Preferred Shares held for the account of MHRM.

        (v) Dr. Rachesky may be deemed the beneficial owner of 2,482,766 Preferred Shares (approximately 75.24% of the total number of Preferred Shares outstanding). This number consists of A) 1,978,628 Preferred Shares held for the account of Institutional Partners, B) 210,195 Preferred Shares held for the account of MHRM, and C) 293,943 Preferred Shares held for the account of Capital Partners. Dr. Rachesky may also be deemed the beneficial owner of 2,579,594 Shares (approximately 4.07% of the total number of Shares outstanding assuming the conversion of the 1,978,628 Preferred Shares held for the account of Institutional Partners, 210,195 Preferred Shares held for the account of MHRM, and the 293,943 Preferred Shares held for the account of Capital Partners). This number consists of A) 2,055,794 Shares issuable upon the conversion of the 1,978,628 Preferred Shares held for the account of Institutional Partners, B) 218,393 Shares issuable upon the conversion of the 210,195 Preferred Shares held for the account of MHRM, and C) 305,407 Shares issuable upon the conversion of the 293,943 Preferred Shares held for the account of Capital Partners.

     (b) (i) Institutional Partners may be deemed to have the sole power to direct the voting and disposition of the 1,978,628 Preferred Shares which may be deemed to be beneficially owned by Institutional Partners as described above. Institutional Partners may be deemed to have the sole power to direct the voting and disposition of the 2,055,794 Shares which may be deemed to be beneficially owned by Institutional Partners as described above.

        (ii) MHRM may be deemed to have the sole power to direct the voting and disposition of the 210,195 Preferred Shares which may be deemed to be beneficially owned by MHRM as described above. MHRM may be also deemed to have the sole power to direct the voting and disposition of the 218,393 Shares which may be deemed to be beneficially owned by MHRM as described above.

                                                             Page 11 of 16 Pages

         (iii) Each of Capital Partners and Advisors may be deemed to have the sole power to direct the voting and disposition of the 293,943 Preferred Shares which may be deemed to be beneficially owned by Capital Partners as described above. Each of Capital Partners and Advisors may also be deemed to have the sole power to direct the voting and disposition of the 305,407 Shares which may be deemed to be beneficially owned by Capital Partners as described above.

         (iv) Institutional Advisors may be deemed to have the sole power to direct the voting and disposition of the 2,188,823 Preferred Shares which may be deemed to be beneficially owned by Institutional Advisors and MHRM as described above. Institutional Advisors may also be deemed to have the sole power to direct the voting and disposition of the 2,274,187 Shares which may be deemed to be beneficially owned by Institutional Advisors and MHRM as described above.

         (v) Dr. Rachesky may be deemed to have the sole power to direct the voting and disposition of the 2,482,766 Preferred Shares which may be deemed to be beneficially owned by Institutional Advisors, MHRM and Capital Partners as described above. Dr. Rachesky may also be deemed to have the sole power to direct the voting and disposition of the 2,579,594 Shares which may be deemed to be beneficially owned by Institutional Advisors, MHRM and Capital Partners as described above.

  (c) There have been no transactions effected with respect to the Shares since January 20, 2003 (60 days prior to the date herein) by any of the Reporting Persons.

  (d) (i) The partners of Institutional Partners and MHRM, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of Institutional Partners and MHRM in accordance with their partnership interests in Institutional Partners and MHRM.

         (ii) The partners of Capital Partners, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners in accordance with their partnership interests in Capital Partners.

  (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Certain of the Reporting Persons have entered into negotiations with Bank of America, N.A., in connection with certain hedging transactions, including variable share forward transactions or cashless collar transactions (the "Hedging Transactions"), that would reduce such Reporting Persons' financial exposure with regard to the Shares that such Reporting Persons shall receive upon consummation of the automatic conversion of the Preferred Shares recently announced by the Issuer. In connection with the Hedging Transactions, the respective Reporting Persons may pledge certain of the Shares and/or Preferred Shares held for their respective accounts as collateral.

        From time to time each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of

                                                             Page 12 of 16 Pages

securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable law, each of the Reporting Persons may borrow securities, including the Shares and/or the Preferred Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

     Except as set forth below, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

         The Exhibit Index is incorporated herein by reference.

                                                             Page 13 of 16 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 21, 2003                    MHR INSTITUTIONAL PARTNERS LP

                                        By:  MHR Institutional Advisors LLC,
                                             its General Partner

                                        By:  Mark H. Rachesky, M.D.
                                             its Managing Member

                                        By:  /s/ Hal Goldstein
                                             -----------------------------------
                                             Hal Goldstein
                                             Attorney-in-Fact

                                        MHRM PARTNERS LP

                                        By:  MHR Institutional Advisors LLC,
                                             its General Partner

                                        By:  Mark H. Rachesky, M.D.
                                             its Managing Member

                                        By:  /s/ Hal Goldstein
                                             -----------------------------------
                                             Attorney-in-Fact

                                        MHR CAPITAL PARTNERS LP

                                        By:  MHR Advisors LLC,
                                             its General Partner

                                        By:  Mark H. Rachesky, M.D.
                                             its Managing Member

                                        By:  /s/ Hal Goldstein
                                             -----------------------------------
                                             Attorney-in-Fact

                                        MHR INSTITUTIONAL ADVISORS LLC

                                        By:  Mark H. Rachesky, M.D.
                                             its Managing Member

                                        By:  /s/ Hal Goldstein
                                             -----------------------------------
                                             Attorney-in-Fact

                                                             Page 14 of 16 Pages

                                        MHR ADVISORS LLC

                                        By:  Mark H. Rachesky, M.D.
                                             its Managing Member

                                        By:  /s/ Hal Goldstein
                                             -----------------------------------
                                             Attorney-in-Fact

                                        MARK H. RACHESKY, M.D.

                                        By:  /s/ Hal Goldstein
                                             -----------------------------------
                                             Attorney-in-Fact

                                                             Page 15 of 16 Pages

                                  EXHIBIT INDEX


B.   Power of Attorney, dated as of March 20, 2003, granted by Mark H.
     Rachesky, M.D., in favor of Hal Goldstein..........................      16

                                                             Page 16 of 16 Pages

                                                                       EXHIBIT B


                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENT, that I, MARK H. RACHESKY, M.D., hereby make, constitute and appoint HAL GOLDSTEIN, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacities as managing member of or in other capacities with MHR INSTITUTIONAL ADVISORS LLC ("Institutional Advisors") and MHR ADVISORS LLC ("Advisors"), and each of their affiliates or entities advised by me or by Institutional Advisors or Advisors, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the  date hereof until April 1, 2003.

IN WITNESS WHEREOF, I have executed this instrument as of the 20th day of March, 2003.



                                        /s/ Mark H. Rachesky, M.D.
                                        ----------------------------------------
                                        MARK H. RACHESKY, M.D